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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No.____________)


                             IFS International, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  449515 30 3
             -----------------------------------------------------
                                 (CUSIP Number)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

CUSIP No. 449515 30 3                      13G                 Page 2 of 6 Pages


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                  Charles J. Caserta

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)  [  ]
          (b)  [  ]

3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


NUMBER OF          5    SOLE VOTING POWER:
SHARES                     306,536
BENEFICIALLY
OWNED BY           6    SHARED VOTING POWER:
EACH                       0
REPORTING
PERSON
WITH               7    SOLE DISPOSITIVE POWER:
                           306,536


                   8    SHARED DISPOSITIVE POWER:
                           0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         306,536

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [    ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         25.1%

12   TYPE OF REPORTING PERSON:

         IN

CUSIP No. 449515 30 3                      13G                 Page 3 of 6 Pages



Item 1.   (a)   Name of Issuer:

                  IFS International, Inc.

                  (b)   Address of Issuer's Principal Executive Offices:

                  300 Jordan Road
                  Troy,  New York  12180


Item 2.     (a)   Name of Person Filing:

                  Charles J. Caserta

                  (b)   Address of Principal Business Office:

                  The principal business address of Mr. Caserta is:
                  300 Jordan Road, Troy, New York  12180

                  (c)   Citizenship:

                  United States

                  (d) Title of Class of Securities:

                  Common Stock, $.001 par value

                  (e) CUSIP Number:

                  449515 30 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or Dealer  registered under section  15 of  the Act

          (b) [ ] Bank as defined in section 3(a)(6) of the Act

          (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under section 8 of the Investment Company Act

          (e) [ ] Investment  Adviser  registered  under  section  203   of  the
                  Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

          (g) [ ] Parent   Holding   Company,   in   accordance   with   Section
                  240.13d-1(b)(1)(ii)(G)

CUSIP No. 449515 30 3                      13G                 Page 4 of 6 Pages


          (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


Item 4.     Ownership (as of December 31, 1997).

          (a) Amount beneficially owned: 306,536 *

          (b) Percent of Class: 25.1% *

          (c) Number of shares as to which such person has

                 (i)   sole power to vote or to direct the vote: 306,536 *

                 (ii)  shared power to vote or to direct the vote: 0

                 (iii) sole power to dispose or to direct the  disposition  of:
                       306,536 *

                 (iv)  shared power to dispose or to direct the disposition of:0


Item 5.     Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.     Notice of Dissolution of Group.

                  Not Applicable






* Includes 125,813 shares issuable upon the exercise of stock options.

CUSIP No. 449515 30 3                      13G                 Page 5 of 6 Pages


Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 449515 30 3                      13G                 Page 6 of 6 Pages


                            Signature.


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1998


By:
         /s/ Charles J. Caserta
      --------------------------------------
              Charles J. Caserta